Mercedes-Benz Auto Receivables Trust 2020-1
Investor Report

Collection Period Ended   31-Mar-2024

Amounts in USD

Dates

Collection Period No.	46			
Collection Period (from... to)	1-Mar-2024	31-Mar-2024		
Determination Date	11-Apr-2024			
Record Date	12-Apr-2024			
Distribution Date	15-Apr-2024			
Interest Period of the Class A-1 Notes (from... to)	15-Mar-2024	15-Apr-2024	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Mar-2024	15-Apr-2024	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	351,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	351,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	80,020,000.00	50,131,948.18	43,323,095.41	6,808,852.77	85.089387	0.541403
Total Note Balance	**1,061,220,000.00**	**50,131,948.18**	**43,323,095.41**	**6,808,852.77**		
Overcollateralization	27,225,882.84	27,211,147.07	27,211,147.07			
Adjusted Pool Balance	1,088,445,882.84	77,343,095.25	70,534,242.48			
Yield Supplement Overcollateralization Amount	36,332,043.60	1,824,706.19	1,615,122.95			
Pool Balance	**1,124,777,926.44**	**79,167,801.44**	**72,149,365.43**			

	Amount	Percentage
Initial Overcollateralization Amount	27,225,882.84	2.50%
Target Overcollateralization Amount	27,211,147.07	2.50%
Current Overcollateralization Amount	27,211,147.07	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.262750%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.460000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.550000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	0.770000%	32,168.00	0.402000	6,841,020.77	85.491387
Total		**$32,168.00**		**$6,841,020.77**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	6,880,841.12	(1) Total Servicing Fee	65,973.17
Interest Collections	249,827.65	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	61,501.05	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	41,024.03	fees (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	32,168.00
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	53,056.77	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**7,286,250.62**	(6) Regular Principal Distributable Amount	6,808,852.77
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**7,286,250.62**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	379,256.68
		Total Distribution	**7,286,250.62**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	65,973.17	65,973.17	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	32,168.00	32,168.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	32,168.00	32,168.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	32,168.00	32,168.00	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	6,808,852.77	6,808,852.77	0.00
Aggregate Principal Distributable Amount	6,808,852.77	6,808,852.77	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,442,229.41
Reserve Fund Amount - Beginning Balance	5,442,229.41
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	23,055.97
minus Net Investment Earnings	23,055.97
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,442,229.41
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	23,055.97
Net Investment Earnings on the Collection Account	30,000.80
Investment Earnings for the Collection Period	53,056.77

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,124,777,926.44	35,214
Pool Balance beginning of Collection Period	79,167,801.44	8,416
Principal Collections	5,366,728.45	
Principal Collections attributable to Full Pay-offs	1,514,112.67	
Principal Purchase Amounts	0.00	
Principal Gross Losses	137,594.89	
Pool Balance end of Collection Period	72,149,365.43	8,090
Pool Factor	6.41%	

	As of Cutoff Date	Current
Weighted Average APR	3.82%	4.08%
Weighted Average Number of Remaining Payments	52.53	16.19
Weighted Average Seasoning (months)	11.02	53.93

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	71,576,958.39	8,045	99.21%
31-60 Days Delinquent	269,427.50	24	0.37%
61-90 Days Delinquent	245,446.77	17	0.34%
91-120 Days Delinquent	57,532.77	4	0.08%
Total	72,149,365.43	8,090	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.420%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	137,594.89	13	11,599,974.72	452
Principal Net Liquidation Proceeds	61,168.05		4,527,920.04	
Principal Recoveries	39,262.53		4,505,601.07	
Principal Net Loss / (Gain)	37,164.31		2,566,453.61	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.589%
Prior Collection Period	1.094 %
Second Prior Collection Period	(0.258%)
Third Prior Collection Period	0.780 %
Four Month Average	0.551%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.228%
Average Net Loss / (Gain)	5,677.99

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.